

Mail Stop 3720

January 27, 2009

VIA INTERNATIONAL MAIL AND FAX 011-86-1085653666
Mr. Zhao Hongwei
Chief Financial Officer
Orsus Xelent Technologies Inc.
12th Floor, Tower B
Chaowai MEN Office Building
26 Chaowai Street, Chaoyang Disc.
Beijing, People's Republic of China 100020

   Re: Orsus Xelent Technologies Inc.
   Form 10-K for Fiscal Year Ended December 31, 2007 as Amended
   Form 10-Q for the Quarter Ended September 30, 2008
   File No. 001-33456

Dear Mr. Hongwei:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director

cc. Aaron Menzi,. K&L Gates LLP (VIA FAX 212.536.3901)